PE 5-10-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 10 May 2002

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street
Melbourne Victoria 3000
Australia

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (File No. 333-12866) of Telstra Corporation Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Telstra

2 May 2002

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Telstra Corporation Limited 01/02 Third Quarter Market Update

In accordance with the listing rules I enclose an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited
'01/02 Third Quarter
Market Update [(1)]

Expectations for '01/02 Unchanged

Overview

Total Underlying Revenue[2] for the nine months ended 31 March 2002, in Telstra's core domestic businesses grew by 1.1% over the same period last year to $14.3 billion. This increase has been driven by growth in mobile services, fixed to mobiles and new data services.

The telecommunications industry continues to face strong competition, particularly in traditional data products. The slow down in revenues from intercarrier and NDC reflect current industry conditions, which is consistent with comments made at the half-year result announcement.
Underlying revenue[2] for the three months ended 31 March 2002 declined 1.1% driven by reductions in the wholesale business (intercarrier), a continuing slowdown in NDC activity and transitional factors impacting the mobiles business, including the short term reduction in demand following the introduction of new pricing models and the removal of handset subsidies.

The trading results for the quarter fit within our range of expectations.

Basic Access, Local Calls and Long Distance

- Basic Access revenues grew 16.1% reflecting the continued impact of rebalancing initiatives over the past 24 months. Local call revenue declined 9.1% as a result of lower call volumes, lower prices arising from access rebalancing and internet and mobiles substitution;
- Fixed to fixed long distance revenue declined 8.5% despite a marginal increase in volumes due to price declines arising from rebalancing initiatives;
- Fixed to Mobiles revenue continues to grow strongly, up 10.5% with volumes increasing 13.1% due to continued growth in the total mobiles market.

Mobiles

- Mobile Services revenue grew by 10.8%, due to continued strong growth in services in operation, up 17.6% to 5.790 million, a 6.8% increase in minutes of use and Mobile data, which grew 107%.
- Third quarter growth of 6.2% has been impacted as expected by lower growth in activations as customers adjust to new pricing plans including the abolition of handset subsidies.

Intercarrier Services

- Intercarrier Services revenue declined 1.3% despite an increase in volumes. Interconnect rates, particularly PSTN/ISDN originating and terminating, have declined as we have finalised commercial negotiations with our wholesale customers.
- Third quarter growth was largely impacted by the absence of OneTel revenues in the current quarter and the timing of billing to corporate customers in the prior corresponding quarter.
- Renewal of contracts at lower prices are likely to impact revenues in the next 12months.

Data and Internet

- Demand for new generation products and services remains strong with revenues up 24.6%. This has been driven by Internet and ISP revenues with total Big Pond subscribers up 50% to 1.5 million, with Broadband subscribers up 75% to 135,000;
- Total data revenues are showing signs of stabilising.

Directory Services
Directories revenues remain resilient given the general market downturn in advertising revenues over the last 12 months.

Other Sales & Service
Other sales and services revenue has declined 9.4% as a result of lower activities within the Network Design and Construction business, continued pricing pressure on in-bound calling products and lower revenues from sales of customer premises equipment.

Other Revenue
Growth in other revenue for the nine months is driven by the Government tender to provide extended zone untimed local calls.

Recent Government announcements

- Proposed changes to the price cap regime are positive for the company;
- Indicative changes to the competition and regulatory settings are expected to be neutral;
- The concept of structural separation, actual or virtual, is rejected by the Board and not supported by the government;
- The announcement of some form of accounting separation is being discussed between the government and Telstra, and the company believes the government's intent can be accomodated without significant impact upon existing processes.

Outlook
Expectations for '01/02 are unchanged -

- Domestic Operating Capital expenditure continues to track below the levels for the same period last year with guidance of around $3.5 billion;
- The mobiles business is expected to show double digit revenue growth again this year;
- Tight cost management will continue with expense growth expected to be below revenue growth; and
- The company continues to generate strong free cash flow and the balance sheet settings remain robust.

For enquires on this announcement contact:

David Moffatt
Chief Financial Officer
Telstra Corporation Limited

Wayne Treeby
General Manager, Investor Relations
Telstra Corporation Limited
Phone: 61 3 9634 8014
Email: Investor.relations@team.telstra.com

1. *Comments relate to year to date for the nine months ended 31 March 2002 unless stated otherwise.*
2. *Underlying numbers exclude Regional Wireless Company, KeyCorp, TelstraClear, Global Wholesale and asset sales.*

Market Update
for the nine months ended 31 March

	Mar 2002 Group	Mar 2002 Underlying	Mar 2001 Group	Mar 2001 Underlying	% Growth Group	% Growth Underlying
Revenue [2]	A$m	A$m	A$m	A$m		
Basic access	2,025	2,025	1,744	1,744	16.1%	16.1%
Local calls	1,483	1,483	1,632	1,632	-9.1%	-9.1%
National long distance calls	883	883	965	965	-8.5%	-8.5%
Fixed to mobile	1,061	1,061	960	960	10.5%	10.5%
International telephone services	312	312	681	320	-54.2%	-2.5%
Mobile services	2,417	2,417	2,188	2,181	10.5%	10.8%
Mobile handsets	173	173	164	164	5.5%	5.5%
Data and Internet services						
New generation data - e.g. Internet, ISP, Frame, ATM	739	739	593	593	24.6%	24.6%
Other data - e.g. ISDN, DDS, Pkt switch	1,596	1,596	1,816	1,806	-12.1%	-11.6%
Total Data and Internet services	2,335	2,335	2,409	2,399	-3.1%	-2.7%
Directory services	902	902	831	904	8.5%	-0.2%
Intercarrier services	841	841	823	852	2.2%	-1.3%
Other sales and services	2,671	1,631	2,156	1,801	23.9%	-9.4%
Total sales revenue	15,103	14,063	14,553	13,922	3.8%	1.0%
Other revenue	366	206	3,977	197	-90.8%	4.6%
Total revenue (excl Interest)	15,469	14,269	18,530	14,119	-16.5%	1.1%
Selected statistical data						
Billable traffic data (in millions)						
Local calls (number of calls)		8,142		8,443		-3.6%
National long distance minutes						
Fixed-to-fixed minutes		6,696		6,663		0.5%
Fixed-to-mobile minutes		2,752		2,434		13.1%
Total national long distance minutes		9,448		9,098		3.9%
International outgoing minutes		622		551		12.9%
Mobile telephone minutes		4,325		4,049		6.8%
Network and operations data						
Basic access lines in services (millions)		10.0		10.1		-0.5%
ISDN access (basic lines equivalents) (in thousands)		1,308		1,206		8.5%
Mobile services in operation (in thousands)		5,790		4,922		17.6%
Narrowband subscribers		1,346		911		47.7%
Broadband subscribers		135		77		75.3%
Big Pond subscribers (thousands)		1,481		988		49.9%

2. *Underlying numbers exclude Regional Wireless Company, KeyCorp, TelstraClear, Global Wholesale and asset sales.*

Market Update
for the three months ended 31 March

	3Q 01/02 Group	3Q 01/02 Underlying	3Q 00/01 Group	3Q 00/01 Underlying	% Growth Group	% Growth Underlying
Revenue [2]	A$m	A$m	A$m	A$m		
Basic access	682	682	598	595	14.0%	14.6%
Local calls	460	460	519	519	-11.4%	-11.4%
National long distance calls	295	295	319	319	-7.5%	-7.5%
Fixed to mobile	354	354	329	329	7.6%	7.6%
International telephone services	96	96	157	96	-38.9%	0.0%
Mobile services	786	786	735	740	6.9%	6.2%
Mobile handsets	51	51	51	51	0.0%	0.0%
Data and Internet services						
New generation data - e.g. Internet, ISP, Frame, ATM	249	249	188	188	32.7%	32.7%
Other data - e.g. ISDN, DDS, Pkt switch	506	506	576	575	-12.2%	-12.0%
Total Data and Internet services	755	755	764	763	-1.2%	-1.0%
Directory services	188	188	209	184	-10.0%	2.2%
Intercarrier services	273	273	324	328	-15.7%	-16.8%
Other sales and services	897	498	790	558	13.5%	-10.8%
Total sales revenue	4,837	4,438	4,795	4,482	0.9%	-1.0%
Other revenue	87	52	2,462	59	-96.5%	-11.9%
Total revenue (excl Interest)	4,924	4,490	7,257	4,541	-32.1%	-1.1%
Selected statistical data						
Billable traffic data (in millions)						
Local calls (number of calls)		2,631		2,768		-4.9%
National long distance minutes						
Fixed-to-fixed minutes		2,230		2,199		1.4%
Fixed-to-mobile minutes		919		833		10.3%
Total national long distance minutes		3,149		3,033		3.8%
International outgoing minutes		203		177		14.7%
Mobile telephone minutes		1,414		1,337		5.8%

2. *Underlying numbers exclude Regional Wireless Company, KeyCorp, TelstraClear, Global Wholesale and asset sales.*

Summary Underlying[2] Quarterly data

	YTD	YTD PCP[3] Growth	QTR	QTR PCP[3] Growth	YTD	YTD PCP[3] Growth	QTR	QTR PCP[3] Growth	QTR	QTR PCP[3] Growth
	Mar-02	Mar-02	Mar-02	Mar-02	Dec-01	Dec-01	Dec-01	Dec-01	Sep-01	Sep-01
Basic Access	2,025	16.1%	682	14.6%	1,343	16.9%	686	22.3%	657	11.7%
Local Calls	1,483	-9.1%	460	-11.4%	1,023	-8.1%	504	-8.5%	519	-7.7%
Fixed to Fixed	883	-8.5%	295	-7.5%	588	-9.0%	294	-9.8%	294	-8.1%
Fixed to Mobile	1,061	10.5%	354	7.6%	707	12.0%	362	13.5%	345	10.6%
International telephone services	312	-2.5%	96	0.0%	216	-3.6%	108	-1.8%	108	-5.3%
Mobile Services	2,417	10.8%	786	6.2%	1,631	13.2%	837	14.0%	794	12.3%
Mobile Handsets	173	5.5%	51	0.0%	122	8.0%	76	26.7%	46	-13.2%
Data, internet										
New generation	739	24.6%	249	32.7%	490	20.9%	258	21.1%	232	20.6%
Traditional	1,596	-11.6%	506	-12.0%	1,090	-11.4%	528	-13.8%	562	-9.1%
Total Data, internet	2,335	-2.7%	755	-1.0%	1,580	-3.4%	786	-4.8%	794	-2.1%
Directory services	902	-0.2%	188	2.2%	714	-0.8%	557	-1.9%	157	3.3%
Intercarrier services	841	-1.3%	273	-16.8%	568	8.4%	290	2.8%	278	14.9%
Other sales & service										
Customer Premise Equipment	170	-21.3%	45	-34.8%	125	-15.0%	73	0.0%	52	-29.7%
Inbound Calling Products	279	-18.7%	86	-24.6%	193	-15.7%	94	-7.8%	99	-22.0%
Solutions Management	239	8.1%	77	2.7%	162	11.0%	85	16.4%	77	5.5%
Payphones	117	-7.4%	39	-6.9%	78	-7.6%	39	-1.3%	38	-13.3%
Controlled Entities	323	-19.4%	107	-11.9%	216	-22.7%	121	-5.3%	95	-37.4%
Other	502	1.9%	143	5.5%	359	0.5%	192	-5.8%	168	8.8%
Other sales & service	1,631	-9.4%	498	-10.8%	1,133	-8.8%	604	-2.4%	529	-15.2%
Sales Revenue	14,063	1.0%	4,438	-1.0%	9,625	2.0%	5,104	3.0%	4,521	0.8%
Other revenue (excl interest)	206	4.6%	52	-11.9%	154	11.6%	54	-34.1%	100	78.6%
Total Revenue	14,269	1.1%	4,490	-1.1%	9,779	2.1%	5,158	2.4%	4,621	1.8%
Billable traffic data (in millions)										
Local calls (number of calls)	8,142	-3.6%	2,631	-4.9%	5,511	-2.9%	2,753	-2.8%	2,758	-3.0%
National long distance minutes										
Fixed-to-fixed minutes	6,696	0.5%	2,230	1.4%	4,466	0.0%	2,252	0.4%	2,214	-0.3%
Fixed-to-mobile minutes	2,752	13.1%	919	10.3%	1,833	14.5%	936	14.6%	897	14.4%
Total national long distance minutes	9,448	3.9%	3,149	3.8%	6,299	3.9%	3,188	4.2%	3,111	3.5%
International outgoing minutes	622	12.9%	203	14.7%	419	12.0%	214	11.5%	205	12.6%
Mobile telephone minutes	4,325	6.8%	1,414	5.8%	2,911	7.3%	1,489	7.4%	1,422	7.2%
Network and operations data										
Basic access lines in service (millions)	10.03	-0.5%	10.03	-0.5%	10.00	-0.7%	10.00	-0.7%	10.04	-0.8%
ISDN access (basic lines equivalents) (in thousands)	1,308	8.5%	1,308	8.5%	1,320	12.4%	1,320	12.4%	1,278	15.2%
Mobile services in operation (in thousands)	5,790	17.6%	5,790	17.6%	5,636	20.1%	5,636	20.1%	5,414	23.2%
Narrowband subscribers	1,346	47.7%	1,346	47.7%	1,280	60.8%	1,280	60.8%	1,201	63.2%
Broadband subscribers	135	75.3%	135	75.3%	122	82.1%	122	82.1%	107	84.5%
Big Pond subscribers (thousands)	1,481	49.9%	1,481	49.9%	1,402	62.5%	1,402	62.5%	1,308	64.7%

2. Underlying numbers exclude Regional Wireless Company, KeyCorp, TelstraClear, Global Wholesale and asset sales
3. PCP refers to growth on prior corresponding period

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

Name: Douglas Gration
Title: Company Secretary

Date: 10 May 2002